Notification of cessation of +securities

Announcement Summary

Entity name

BIONOMICS LIMITED

Announcement Type
New announcement

Date of this announcement
Monday July 04, 2022

Details of +securities that have ceased

Number of

ASX +security +securities that The +securities have Date of

code Security description have ceased ceased due to cessation

BNOAO OPTION EXPIRING 386,600 Expiry of option or other 12/06/2022

VARIOUS DATES EX convertible security without

VARIOUS PRICES exercise or conversion

Refer to next page for full details of the announcement

Exhibit 99.1

Notification of cessation of +securities

Part 1 - Announcement Details

1.1 Name of +Entity
BIONOMICS LIMITED

We (the entity named above) provide the following information about our issued capital.

1.2 Registered Number Type ABN

1.3 ASX issuer code BNO

1.4 The announcement is

New announcement

Registration Number

53075582740

1.5 Date of this announcement 4/7/2022

Notification of cessation of +securities 2 / 4

Exhibit 99.1

Notification of cessation of +securities

Part 2 - Details of +equity securities or +debt securities that have ceased

ASX +Security Code and Description

BNOAO : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES

Unquoted +equity securities that have ceased

Number of securities that have ceased
386,600

Reason for cessation

Expiry of option or other convertible security without exercise or conversion

Date of cessation

12/6/2022

Is the entity paying any consideration for the cessation?

No

Any other information the entity wishes to notify to ASX about the cessation?

Notification of cessation of +securities 3 / 4

Exhibit 99.1

Notification of cessation of +securities

Part 3 - Issued capital following changes

Following the cessation of the +securities the subject of this notification, the issued capital of the entity will comprise:

3.1 Quoted +equity securities and +debt securities (total number of each +class of +securities quoted on ASX)

Total number of ASX +security code and description +securities on issue

BNO : ORDINARY FULLY PAID 1,353,350,744

3.2 Unquoted +equity securities (total number of each +class of +equity securities issued but not quoted on ASX)

Total number of ASX +security code and description +securities on issue

BNOAO : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES 79,056,617

BNOAS : WARRANTS 142,000,000

Note: the figures stated in the tables above are used to calculate the total market capitalisation of the entity published by ASX from time to time. The table will not include those classes of +securities that have ceased or lapsed in their entirety in ASX records before the announcement date described in Q1.5, even if the entity has advised ASX of a change to that class of +security in Part 2 of this form.

Notification of cessation of +securities 4 / 4